UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Limited (SDRL) Provides Notice of 1Q23 Earnings Release and Presentation

Hamilton, Bermuda, May 11, 2023 – Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) announces that its 1Q23 earnings will be published on Tuesday, May 23, 2023.

Seadrill’s executive management team will host a virtual presentation on the same day (Tuesday, May 23, 2023) at 09:00 EST / 14:00 BST / 15:00 CET. Subsequent to the presentation, a Q&A session will be held exclusively for sell-side and industry analysts.

To tune into the live virtual presentation, you may do so using the provided conference call and webcast details listed below. Please note that participation in the Q&A session will only be available to analysts dialled into the meeting via conference call. If dialling into the presentation via conference call, you will be able to download the presentation materials via the Company’s website: www.seadrill.com.

Conference Call

To listen to the presentation via conference call, please join the call on the day by dialling one of the telephone numbers listed below and using the corresponding pin: 314956

United Kingdom (Local): +44 20 3936 2999

United Kingdom (Toll-Free): +44 800 358 1035

For other global dial-in numbers, please follow this link: https://bit.ly/3W1nJ4E

Webcast

To join the presentation via webcast, please register for the event ahead of time by following this link: https://www.investis-live.com/seadrill/645b6f10796b4213002a66e7/leto

If you are unable to tune into the live session via conference call or webcast, a replay of the presentation will be made available soon after the event on the Investors section of the website: www.seadrill.com/investors/.

Seadrill Contact Information

Benjamin Wiseman

Investor Relations

benjamin.wiseman@seadrill.com

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: May 11, 2023	By:	/s/ Simon Johnson Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)